April 11, 2017

Edward M. Kelly, Senior Counsel

Craig Slivka, Special Counsel

Nudrat Salik, Staff Accountant

Al Pavot, Staff Accountant

Terence O’Brien, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delta Technology Holdings Limited

Form 20-F for the Year Ended June 30, 2016

Filed November 15, 2016

File No. 1-35755

Dear Ms. Salik and Messrs. Kelly, Slivka, Pavot and O’Brien,

On behalf of our client, Delta Technology Holdings Limited , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 14, 2017. Concurrently with the submission of this letter, the Company is submitting its revised annual report on Form 20-F/A (the “Amended Annual Report”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Annual Report.

*               *             *

Form 20-F for the Year Ended June 30, 2016

Item 16C. Principal Accountant Fees and Services, page 128

1.        We note that Item 16F, which is the item for Change in Registrant’s Certifying Accountants, refers to the disclosures in Item 16C. Please provide all of the information required by Item 16F of the Form 20-F in an amendment to the Form 20-F. This should include the following:

•	State whether the former accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Provide a description of the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification;
•	State whether during the two most recent fiscal years and any subsequent interim period preceding such merger there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure;
•	Provide the disclosures required by Item 16F(a)(1)(iv) for any reportable events; and
•	File as an exhibit a letter from your former auditor as required pursuant to Item 16F(a)(3) of the Form 20-F.

Response:

In response to the Staff’s comments above, the Company has filed a revised annual report on Form 20-F/A (the “Amended Annual Report”) with the Commission on April 11, 2017 to include the additional disclosures required under Item 16F of the Form 20-F and a letter from the Company’s former auditor as required pursuant to Item 16F(a)(3) of the Form 20-F as an exhibit to the Amended Annual Report.

Item 15. Controls and Procedures, page 126

2.        We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response:

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). The Company and its subsidiaries in China have financial departments equipped with qualified financial professionals. Our operating subsidiaries in China are located at our facilities in Zhenjiang, Jiangsu Province, China, and we have applied our internal control over financial reporting at this location. We have established accounting policies and procedures that cover all of our businesses. Management has established specific internal reporting responsibilities for each subsidiary, and management and personnel are assigned appropriate levels of authority and responsibility. The Company does not have an internal audit function, however. According to our policy regarding authority for approval, for each cash inflow and outflow, the handling personnel fill out required forms that must be signed by the department head, accountant, financial manager and the Chief Financial Officer (“CFO”) to minimize any possible financial risks. We believe that by maintaining the various reviews of our forms and records, we have an adequate internal control function and we have mitigated risks associated with financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

The Company’s operating subsidiaries in China maintain their books and records in accordance with accounting standards generally accepted in the People’s Republic of China (“PRC GAAP”). The financial statements of these subsidiaries are converted to U.S. GAAP for financial statement reporting purposes on a yearly basis.

The Company’s finance team prepares the Company’s consolidated financial statements and footnotes under U.S. GAAP in U.S. dollars by: (i) adjusting and converting entries for the purpose of converting the financial statements from PRC GAAP to U.S. GAAP, which conversion process includes, but is not limited to, the proper accounting for foreign currency translation and transactions in accordance with ASC Topic 830; (ii) preparing consolidated financial statements worksheets and related schedules; and (iii) preparing footnote disclosures with related schedules and worksheets to support the financial statements, using the PPC Disclosure Checklist as guidance. The Company’s auditor reviews and audits the consolidated financial statements, with the Company’s finance team answering any questions raised by management or the auditor and posting additional review and audit entries from the auditor, if necessary. The auditor also ensures that all necessary and appropriate adjustments have been made in the conversions and disclosures to comply with U.S. GAAP. Once all comments and issues are cleared with confirmation from the Company’s auditor, the financial statements are provided to the Company’s Audit Committee for its review and approval of the financial statements prior to filing in connection with the Company’s periodic reports.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

The Company’s personnel who are primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of internal controls are listed below. Save for the Company’s Financial Controller (whose qualifications are not under the purview of the PRC Ministry of Finance), all of the listed financial personnel are full time employees of the Company under labor contracts standard for PRC domestic enterprises and hold accounting licenses issued by the PRC Ministry of Finance.

(1)        The CFO is responsible for reviewing the financial reports under PRC and U.S. GAAP, supervising the financial activities of the Company and designing and supervising the design of internal control over financial reporting. The CFO ensures that the financial statements, and other financial information, filed by the Company fairly present in all material respects the financial condition, results of operations and cash flows of the Company. Our CFO was appointed on September 9, 2015. He has extensive experience in the accounting and finance aspects of the chemical industry. Prior to his appointment as CFO, he was working as Finance Manager of the Company since 2010. Before joining the Company, he was Finance Manager at Danyang Liansheng Chemical Limited for over five years. He holds a bachelor’s degree in accounting from Nanjing Economic College. He has limited relevant education and training in U.S. GAAP and limited experience in preparing financial statements in accordance with U.S. GAAP, but has extensive relevant education and training in PRC GAAP and extensive experience preparing and auditing financial statements prepared in accordance with PRC GAAP.

(2)        The Financial Controller supervises accounting and is responsible for the conversion and preparation of financial reports from PRC GAAP to U.S. GAAP. Our Financial Controller was appointed on August 3, 201. He is a qualified accountant in Hong Kong SAR and Australia and has more than 20 years’ experience in the field of accounting and auditing. Prior to joining the Company, he worked in a company listed on the Singapore Exchange Securities Trading Limited as its financial controller for more than 13 years. He holds a Bachelor of Commerce – Accounting from Curtin University of Technology, Perth, Australia and a Master of Business Law from Monash University, Melbourne, Australia. He is a member of the Hong Kong Institute of Certified Public Accountants and a member of the CPA Australia.

(3)        The Cash Accountant is responsible for accounts receivable and accounts payable, the verification and control over such accounts, and daily control on expected revenues. The Accountant is responsible for making payments or receiving cash from banks according to verified vouchers and balancing and reconciling accounts in compliance with PRC GAAP. Our Cash Accountant has over 10 years’ experience as an accountant and graduated from Danyang Vocational School in 1994. Our Cash Accountant has limited relevant education and training in U.S. GAAP and limited experience in preparing financial statements in accordance with U.S. GAAP, but has extensive education and training in PRC GAAP and extensive experience preparing financial statements prepared in accordance with PRC GAAP.

(4)        The Cost and Expense Accountant is responsible for conducting assessments related to inventory, salary and company expenses, reviewing and verifying vouchers related to expenses and costs and controlling daily expenditures and voucher preparation. Our Cost and Expense Accountant graduated from the Jiangsu Broadcasting and Television University in 1986. She has limited relevant education and training in U.S. GAAP and limited experience in preparing financial statements in accordance with U.S. GAAP, but have extensive education and training in PRC GAAP and extensive experience preparing financial statements prepared in accordance with PRC GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company recently retained Albeck Financial Services, Inc. (“Albeck”), located at 11767 Katy Fwy #830, Houston, TX 77079, to prepare its financial statements and evaluate its internal control over financial reporting.

•	Most of Albeck’s employees are United States Chartered Public Accountants (“CPAs”) with Big Four accounting firm experience or experience in mid-tier audit firms. Most were former auditors and all have master degrees in Accounting (or the equivalent) and are CPAs or have qualified for and taken the CPA exam.
•	Albeck has been providing SEC-reporting accounting services for the last 11 years. They have worked with Big Four and top 20 audit and accounting firms, which are auditors for their mutual clients. Consequently, their work product has been reviewed, without issue, by some of the best auditors. They have 20 accountants on staff. Albeck has been providing outsourced controller and CFO services for private and public companies for 30 years. Albeck has also handled many SOX 404a engagements. They have observed, gathered information, prepare documentation on internal controls, and tested the controls before year end in time for any needed remediation to be performed before year end.
•	Albeck was only recently retained this year. As such, the Company has no data on the number of hours they worked last year in rendering the said services. However, Albeck estimates that it would take around 300 hours for the initial SOX 404a evaluation and 200 hours a year for preparing the Company’s financial statements.
•	Albeck charges $50,000 for the initial SOX 404a engagement. Thereafter they will charge approximately $5,000 a year to ensure internal controls are in place and functioning as documented. If remediation is required, the Company will be billed on an hourly basis. The financing reporting fees are approximately $30,000 per year.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting,

We note that you identify an audit committee financial expert on page 127, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Response:

Our board of directors has determined that Borys Priadko, an independent director as defined by the rules of the NASDAQ Stock Market, qualifies as an audit committee financial expert as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3 under the Exchange Act. Borys Priadko has more than 35 years of experience in corporate management and accounting. He has been operating his own firm, Borys’s Management Services Pty Ltd for the past eight years. Prior to that, he worked for two years with LehmanBrown Consulting in China. LehmanBrown is a China-focused accounting, taxation and business advisory firm, operating in Beijing, Shanghai, Hong Kong, Macau, Shenzhen, Guangzhou and Tianjin. Their client portfolio ranges from some of the world’s most substantial multinationals, privately owned enterprises, established SME’s, listed companies and entrepreneurial startups from a broad range of industries and sectors. They have overseen and supported the growth of their clients in China, many of whom are U.S. based, enabling them to do business by providing quality service and a wealth of resources, whether foreign or locally invested. Before moving into the private consulting and service sector, Mr. Priadko also worked for Siemens – Building Technologies Division for ten years in the role of either Financial Controller or General Manager in various countries and entities. It is through these stints that Mr. Priadko had become familiar with U.S. GAAP and internal control over financial reporting. Mr Priadko is a member of CPA Australia and has a bachelor degree in Financial Administration from New England University, Armidale, New South Wales, Australia.

Financial Statements

Note 5 - Trade and Other Receivables, page F-26

3.        On page 15, you indicate that you usually offer your customers credit terms of up to 120 days. On page 93, you disclose an allowance for doubtful accounts is established and determined based on managements’ assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment. Given that approximately 78% of your trade and other receivables, inclusive of any allowance recorded, were past due over 6 months and that you have an allowance for doubtful accounts recorded of $7.9 million compared to past due over 6 months of $91.3 million, inclusive of any allowance recorded, please tell us how you determined the appropriate allowance amount as of June 30, 2016, including your consideration of ASC 310-10-35-7 through 35-11 when establishing your allowance for doubtful accounts.

Response:

The Company’s management is tasked with the duty of reviewing all trade and other receivables and making appropriate allowance for doubtful accounts.

Generally, management will provide for an allowance of 50% of the unpaid debt for debts older than one year and 100% for debts older than two years. Management will also consider other factors such as the customer’s past payment history, its credit-worthiness, reputation and the Company’s relationship with such customer. Accordingly, state-owned or province-owned enterprises are typically afforded more flexible credit terms and considered as less risky as they are financially backed by the state or province and especially so if the relevant debts are not in dispute. Management may also not make provision for the full amount of an unpaid debt if a customer has advised the Company that it will settle the debts once it receives payment from its customers or if a customer executes an agreement with the Company to subscribe to a repayment schedule and pay the debt in installments. Conversely, management may make an allowance for the full amount of an unpaid debt even if the debt is less than two years old if the customer is uncontactable or if it is aware that the customer is no longer in existence.

With respect to the said trade and receivables past due over 6 months but not included in the provision for doubtful accounts in the Company’s annual report on Form 20-F, management has made this determination based on the following factors:

•	The Company has contacted these debtors and have obtained a signed repayment schedule from them;
•	Most of these debtors are reputable corporations in the People’s Republic of China and have a long business relationship and excellent credit with the Company ;
•	There is no dispute over the outstanding amounts and
•	Management does not foresee any uncertainty with the collectability of these receivables.

4.        Please address the following related to your trade and other receivables:

•	Disclose the nature of the amounts included in other receivables;
•	Separately disclose your aging analysis for trade and other receivables;
•	Tell us the amounts that have been subsequently collected for each category of receivables and when you expect any remaining outstanding amounts to be collected;
•	Tell us whether any customers individually comprise a significant concentration of your receivables at June 30, 2016, the corresponding amounts, whether they are related parties and the aging associated with them; and
•	To the extent that collectability of accounts receivable may impact your future liquidity, please also enhance your liquidity and capital resources discussion to address the potential impact.

Response:

The other receivables are non-trade receivables.

Below is a table setting forth the Company’s ageing analysis for trade and other receivables:

	Within 3 months	From 3-6 months	Past Due Over 6 Months	Total
Trade Receivables	$3,656,260	$10,552,598	$35,917,421	$50,126,279
Other Receivables	$3,644,614	$ 2,715,022	$47,439,872	$53,799,508

The Company has received approximately $15,124,000 in trade receivables and $6,300,000 in other receivables as of end February 2017. The Company still negotiating with its customers for the payment of the remaining amounts owed and will be reviewing the allowance of doubtful accounts by end of June 2017

Below is a list of customers who comprise a significant concentration of the Company’s receivables as at June 30, 2016, the corresponding amounts they owed, whether they are related parties and the ageing associated with them:

•	Customer A owed $57.87 million, of which $9.03 million is overdue 90-180 days and the rest is overdue for more than 6 months.
•	Customer B owed $10.889 million, all of which is overdue more than 6 months
•	Customer C owed $5.49 million, all of which is overdue more than 6 months
•	Customer D owed $5.106 million, all of which is overdue more than 6 months
•	Customer E owed $22.286 million, all of which is overdue more than 6 months

None of the abovementioned customers is a related party.

The collectability of these receivables currently has little impact on the Company’s cashflow and operations. The Company’s operations are running normally at present in that it is still able to procure its raw materials and meet its financial obligations as they fall due. However, if the collectability of these receivables because an issue, this may impact and delay the Company’s new product development and product line construction plans as these projects are capital intensive. In such a situation, the Company may consider obtaining more capital resources from the equity or financial market, if necessary.

The Company is now enforcing a tighter credit policy to minimize the risks associated with collecting receivables in the future.

If you have any questions regarding the Amended Annual Report, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srfkllp.com.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Mr. Hongming Dong – Chief Financial Officer

Delta Technology Holdings Limited

(via email: dhm@deltath.com)

Mr. Duncan Cheng

Delta Technology Holdings Limited

(via email: dc@deltath.com)